QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.3

Letter to Participants in the Plan.

[MID PENN BANCORP, INC. LETTERHEAD]

October 10, 2005

Dear Shareholder:

        Mid Penn Bancorp, Inc. has revised and updated our Dividend Reinvestment Plan. We enclose the prospectus describing the revised Plan which is now in effect. While most of the changes are administrative, we would like to point out two important changes which are:

  •
  The maximum amount of voluntary cash contributions has increased from $5,000 to $10,000 per quarter.

  •
  For those shareholders who have an automatic draft from their checking or savings account to invest in additional shares, please note that your account will be charged on the 20th of the month in which the dividend is payable (February, May, August, and November).

        The shares of Mid Penn Bancorp, Inc. common stock are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Further, no interest will be earned on these funds held by the agent prior to their investment. Investment in our common stock, as with any investment in common stock, involves investment risks, including the possible loss of value.

        The plan is administered by Registrar and Transfer Company. You may enroll in the plan by having all shareholders noted in the registration sign the enrollment card and return it to the plan administrator. If you have any questions about the plan, please call the plan administrator at 800-368-5948. You may also call our investor relations contact, Cindy Wetzel, at (717) 692-2133.

        Thank you for your continued interest in and support of Mid Penn Bancorp, Inc.

Sincerely,

/s/ Alan Dakey

Alan Dakey
President and Chief Executive Officer

QuickLinks

Letter to Participants in the Plan.